

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

Jodi Johnson
Chief Executive Officer
South 8 Energy, LLC
3682 Highway 8 South
P.O. Box 11
Richardton, ND 58652

> **Re: South 8 Energy, LLC**
> **Schedule 13E-3 filed March 18, 2025**
> **File No. 005-81866**
> **Preliminary Proxy Statement on Schedule 14A filed March 18, 2025**
> **File No. 000-52033**

Dear Jodi Johnson :

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed March 18, 2025

General

1. We note that you are purporting to create three new classes of securities out of what is currently a single class of units, for the purpose of taking the Company private by causing the existing class of units to be held by less than 300 security holders of record and causing each "new" class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the Class A, Class B and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel, supported by appropriate legal analysis, that your existing units and your newly authorized classes of units are separate classes of securities under North Dakota state law. The analysis should include a detailed discussion and comparison of each feature of your existing and new

classes of units and why the rights of each class support the opinion of counsel. Please support your analysis with citations to state statutory or case law, where appropriate.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Joseph F. Leo